Rome, April 2, 2020

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Notice of disclosure pursuant to Section 2 19 of the Iran Threat Reduction and Syria Human Rights Act of 2012 a nd Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2019 of Eni SpA.

Dear Sirs, pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Eni Sp.A has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on April 2, 2020.

Sincerely,

/s/ ANDREA SIMONI __________________________________________ Andrea Simoni Title: Executive Vice President Accounting and Financial Statements Department